UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Zoom Video Communications, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

98980L101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980L101	SCHEDULE 13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Emergence Capital Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,618,216 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 25,618,216 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,618,216 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.9% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 25,618,216 shares of Class B Common Stock held directly by Emergence Capital Partners III, L.P.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 117,334,439 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 25,618,216 shares of Class B Common Stock held by Emergence Capital Partners III, L.P. represents 14.9% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 98980L101	SCHEDULE 13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS EZP Opportunity, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,120,609 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,120,609 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,609 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 3,120,609 shares of Class B Common Stock held directly by EZP Opportunity, L.P.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 117,334,439 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 3,120,609 shares of Class B Common Stock held by EZP Opportunity, L.P. represents 1.8% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 98980L101	SCHEDULE 13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Emergence Equity Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,738,825 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 28,738,825 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,738,825 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 28,738,825 shares of Class B Common Stock held directly by Emergence Capital Partners III, L.P. (“ECP III”) and EZP Opportunity, L.P. (“EZP”) Emergence Equity Partners III, L.P. is the sole general partner of ECP III and EZP, and may be deemed to beneficially own the shares of stock held directly by each ECP III and EZP.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 117,334,439 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 98980L101	SCHEDULE 13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Emergence GP Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,738,825 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 28,738,825 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,738,825 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)(3)(4)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents 28,738,825 shares of Class B Common Stock held directly by ECP III and EZP. Emergence GP Partners, LLC is the sole general partner of Emergence Equity Partners III, L.P., which is the sole general partner of ECP III and EZP, and may be deemed to beneficially own the shares of stock held directly by ECP III and EZP.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 117,334,439 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 98980L101	SCHEDULE 13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gordon Ritter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,738,825 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 28,738,825 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,738,825 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)(3)(4)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents 28,738,825 shares of Class B Common Stock held directly by ECP III and EZP.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 117,334,439 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 98980L101	SCHEDULE 13G	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS Jason Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,738,825 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 28,738,825 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,738,825 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)(3)(4)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents 28,738,825 shares of Class B Common Stock held directly by ECP III and EZP.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 117,334,439 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 98980L101	SCHEDULE 13G	Page 8 of 11 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Zoom Video Communications, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

55 Almaden Boulevard 6th Floor San Jose, California 95113

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Emergence Capital Partners III, L.P., a Delaware limited partnership;

(ii)  EZP Opportunity, L.P., a Delaware limited partnership;

(iii)  Emergence Equity Partners III, L.P., a Delaware limited partnership;

(iv) Emergence GP Partners, LLC, a Delaware limited liability company;

(v)   Gordon Ritter, a citizen of the United States of America; and

(vi) Jason Green, a citizen of the United States of America

The address of the principal business office of each of the reporting persons are 160 Bovet Road, Suite 300, San Mateo, California 94402.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

98980L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 98980L101	SCHEDULE 13G	Page 9 of 11 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i) Emergence Capital Partners III, L.P. (“ECP III”) directly owns 25,618,216 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 17.9% of the outstanding shares of Class A Common Stock. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 25,618,216 shares of Class B Common Stock held by ECP III represents 14.9% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii)  EZP Opportunity, L.P. (“EZP”) directly owns 3,120,609 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 2.6% of the outstanding shares of Class A Common Stock. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 3,120,609 shares of Class B Common Stock held by EZP represents 1.8% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii)  Emergence Equity Partners III, L.P. (“EEP III”) is the sole general partner of ECP III and EZP, and may be deemed to beneficially own 28,738,825 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 19.7% of the outstanding shares of Class A Common Stock. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iv) Emergence GP Partners, LLC (“EGP”) is the sole general partner of EEP III, which is the sole general partner of ECP III and EZP, and may be deemed to beneficially own 28,738,825 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 19.7% of the outstanding shares of Class A Common Stock. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(v)   Gordon Ritter (“Ritter”) is an equity holder of EGP, which is the sole general partner of EEP III, which is the sole general partner of ECP III and EZP, and may be deemed to beneficially own 28,738,825 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 19.7% of the outstanding shares of Class A Common Stock. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

CUSIP No. 98980L101	SCHEDULE 13G	Page 10 of 11 Pages

(vi) Jason Green (“Green”) is an equity holder of EGP, which is the sole general partner of EEP III, which is the sole general partner of ECP III and EZP, and may be deemed to beneficially own 28,738,825 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 19.7% of the outstanding shares of Class A Common Stock. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 28,738,825 shares of Class B Common Stock held by ECP III and EZP represent 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

     The percent of class and voting power were calculated based on (i) 117,334,439 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Emergence Capital Partners III, L.P.	25,618,216	-0-	25,618,216	-0-
EZP Opportunity, L.P.	3,120,609	-0-	3,120,609	-0-
Emergence Equity Partners III, L.P.	28,738,825	-0-	28,738,825	-0-
Emergence GP Partners, LLC	28,738,825	-0-	28,738,825	-0-
Gordon Ritter	28,738,825	-0-	28,738,825	-0-
Jason Green	28,738,825	-0-	28,738,825	-0-

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 117,334,439 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 17, 2020.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 98980L101	SCHEDULE 13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2020

EMERGENCE CAPITAL PARTNERS III, L.P.

By:	Emergence Equity Partners III, L.P., its sole general partner
By:	Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

EZP OPPORTUNITY, L.P.

By:	Emergence Equity Partners III, L.P., its sole general partner
By:	Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

EMERGENCE EQUITY PARTNERS III, L.P.

By:	Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

EMERGENCE GP PARTNERS, LLC

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

Gordon Ritter

/s/ Gordon Ritter

Jason Green

/s/ Jason Green